EXHIBIT 26

For Immediate Release                                                                                                                                            NEWS
October 19, 2000                                                                                                                         Nasdaq National Market/AVRT
                                                                                                                                                              http://www.avert.com

AVERT, INC. ANNOUNCES RECORD FINANCIAL RESULTS FOR THE

THIRD QUARTER AND NINE MONTH PERIOD

Company Continues Momentum Backed By Record Results in Revenues and Earnings

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an Internet-based information services company providing employment screening and support to a diverse nationwide client base, today announced a number of record financial results for its third quarter and nine-month period ended September 30, 2000.

Third Quarter 2000 Highlights include:
  |X| EPS growth of 35%, or 23 cents per share.
  |X| Revenue growth of 43% to $4,946,000.
Nine month (January through September) 2000 Highlights include:
  |X| EPS growth of 55%, or 59 cents per share.
  |X| Revenue growth of 46% to $13,074,000.

“I am proud to announce this very solid quarter of growth and earnings,” stated Dean A. Suposs, President and Chairman of Avert, Inc. “However, I think we can do better. I believe that we have assembled a good mixture of market opportunities and internal initiatives. Our ongoing commitment to increase shareholder value calls for us to continue efforts to reduce product costs, strengthen our partnerships, and further enhance our ability to reduce the concept-to-market time for new products. We believe there are many opportunities remaining in the traditional small to mid-size markets in which we have found a high level of acceptance. Now is the time to start to capitalize on these efforts. “

“In an effort to strengthen the Avert community and enhance future marketing efforts, we have renamed HR-desktop.com to AvertFirst: HR. We believe the new name offers us the ability to pursue a more aggressive brand marketing strategy. It is our goal that AvertFirst will be the conduit through which we can offer the next generation of hiring and management solutions,” concluded Suposs.

AvertFirst: HR is Avert’s full-service Internet solution aimed at providing small to medium sized business communities with resources and subscription services to manage the employment process.

Net revenues for the third quarter grew to $4,946,000, up 43% from $3,466,000 in the comparable quarter a year ago. Through nine months, the Company reported net revenues of $13,074,000, up 46% from $8,935,000 in the same period last year.

Net income after tax for the third quarter was $743,000 or 23 cents per share, versus $561,000, or 17 cents per share, in the same quarter last year. Net income after tax for the nine-month period was up 55% to $1,932,000, or 59 cents per share, compared to $1,246,000, or 38 cents per share, in the comparable period a year ago.

Revenue from product and service sales advanced 47%. In the third quarter, criminal history reports contributed $2,344,000, up 20%; services grew 181% to $816,000; motor vehicle driving records grew 30% to $537,000; previous employment reports, education verifications and credit reports grew 17% to $460,000; and workers’ compensation histories declined 15% to $195,000.

Avert continued to add new customers to its client base with 1,489 in the third quarter, a 2% increase over 1,458 added in the third quarter last year. Through nine months, the Company has added 4,060 in 2000, up 24% as compared to 3,273 in the same period in 1999.

About Avert, Inc.

Avert is a leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification, workers’ compensation histories, credit histories, education verification and Social Security Number validations. Additional information about Avert background checking solutions and the Company’s SEC filings are available on the Internet at www.avert.com.

AVERT, INC.

STATEMENTS OF INCOME

(unaudited)

                                         Three Months Ended
                                            September 30,
                                     2000                1999
                                     ----                ----
Net revenues:
Search and product fees ......   $  4,834,000    $  3,383,000
 Interest and other income ...        112,000          83,000
                                 ------------    ------------
                                    4,946,000       3,466,000
Expenses:
Search and product costs .....      2,477,000       1,577,000
Marketing ....................        510,000         315,000
General and administrative ...        441,000         353,000
Software development .........        175,000         134,000
Depreciation and amortization         173,000         163,000
                                 ------------    ------------
                                    3,776,000       2,542,000
                                 ------------    ------------
    Income before income taxes     1,170 ,000         924,000

Income tax expense ...........       (427,000)       (363,000)
                                 ------------    ------------
Net income ...................   $    743,000    $    561,000
                                 ============    ============

Basic net income per common
share ........................   $        .23    $        .17
                                 ============    ============
Weighted average common shares
         outstanding (primary)      3,306,312       3,320,715

                                       Nine Months Ended
                                         September 30,
                                     2000                1999
                                     ----                ----
Net revenues:
Search and product fees ......   $ 12,775,000    $  8,695,000
 Interest and other income ...        299,000         240,000
                                 ------------    ------------
                                 $ 13,074,000    $  8,935,000
Expenses:
Search and product costs .....      6,273,000       4,074,000
Marketing ....................      1,430,000         975,000
General and administrative ...      1,284,000       1,001,000
Software development .........        472,000         373,000
Depreciation and amortization         508,000         461,000
                                 ------------    ------------
                                    9,967,000       6,884,000
                                 ------------    ------------
    Income before income taxes      3,107,000       2,051,000

                                                ------------
Income tax expense ...........     (1,175,000)       (805,000)
                                 ------------    ------------
Net income ...................   $  1,932,000    $  1,246,000
                                 ============    ============

Basic net income per common
share ........................   $        .59    $        .38
                                 ============    ============
Weighted average common shares
         outstanding (primary)      3,298,859       3,322,247

BALANCE SHEET DATA                          September 30,         December 31,
                                               2000                   1999

Working Capital                            $ 10,103,000          $   8,496,000
Total Assets                               $ 14,258,000          $  12,428,000
Total Liabilities                          $  1,724,000          $   1,476,000
Shareholders' Equity                       $ 12,534,000          $  10,952,000

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Statements made in the press release that state the Company or Management’s beliefs, expectations or intentions for the future are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. This press release may contain forward-looking statements that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company’s actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company. Additional information, concerns and factors that could cause actual results to differ materially from those are forward-looking statements and are contained from time to time in the Company’s SEC filings including but limited to the Company’s report on Form 10KSB for the year ending December 31, 1999. Copies of these filings may be obtained by contacting the Company or the SEC.